[FIRST CAPITAL, INC. LETTERHEAD]

May 25, 2011

VIA EDGAR

Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Capital, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 0-25023

Dear Ms. Blume:

First Capital, Inc. (the “Company”) provides the following responses to the Staff’s comment letter dated May 5, 2011 with respect to the above-referenced Form 10-K (the “Form 10-K”):

Lending Activities, page 2

Comment No. 1:

Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response to Comment No. 1:

In future filings, the Company will include the following disclosure in the Lending Activities – Classified Assets section of its future filings:

Values for collateral dependent loans are generally based on appraisals obtained from independent licensed real estate appraisers, with adjustments applied for estimated costs to sell the property, costs to complete unfinished or repair damaged property and other known defects. New appraisals are generally obtained for all significant properties when a loan is identified as impaired. Generally, a property is considered significant if the value of the property is estimated to exceed $200,000. Subsequent appraisals are obtained as needed or if management believes there has been a significant change in the market value of the property. In instances where it is not deemed necessary to obtain a new appraisal, management would base its impairment and allowance for loan loss analysis on the original appraisal with adjustments for current conditions based on management’s assessment of market factors and management’s inspection of the property.

Restructured Loans, page 9

Comment No. 2:

We note your disclosure here and on page F-21 that you had $3.9 million of troubled debt restructurings classified as impaired loans with a related allowance of $1.5 million at December 31, 2010. Please revise future filings to disclose the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on certain TDRs, disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

Response to Comment No. 2:

In future filings, the Company will include disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K. The Company will include this additional disclosure in the Lending Activities – Restructured Loans section of its future filings.

Loans modified in a troubled debt restructuring are placed on nonaccrual status until the Company determines the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms of at least six consecutive months. At December 31, 2010, troubled debt restructurings totaled $3.9 million and the related allowance for loan losses on troubled debt restructurings was $1.5 million. All troubled debt restructurings were on nonaccrual status at December 31, 2010.

Note 1 - Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page F-7

Comment No. 3:

Please revise future filings to clarify whether the interest income policies for nonaccrual loans disclosed in the first paragraph on page F-8, also relate to impaired loans. If they do not, please revise to disclose your policy for recognizing interest income and explain how cash receipts are recorded. Refer to ASC 310-1 0-50-15(b) for guidance.

Response to Comment No. 3:

In future filings, the Company will include disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K. The Company will include this additional disclosure in the Notes to Consolidated Financial Statements – Note 1 – Loans and Allowance for Loan Losses section of future filings.

The recognition of income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Generally, by applying the cash receipts method, interest income is subsequently recognized only as received until the loan is returned to accrual status. The cash receipts method is used when the likelihood of further loss on the loan is remote. Otherwise, the Bank applies the cost recovery method and applies all payments as a reduction of the unpaid principal balance until the loan qualifies for return to accrual status. Interest income on impaired loans is recognized using the cost recovery method, unless the likelihood of further loss on the loan is remote.

Comment No. 4:

We note your policy to return a nonaccrual loan to accrual status. Please revise future filings to disclose how you determine that the borrower has demonstrated the ability to make future payments of principal and interest as scheduled to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response to Comment No. 4:

In future filings, the Company will include disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K. The Company will include this additional disclosure in the Notes to Consolidated Financial Statements – Note 1 – Loans and Allowance for Loan Losses section of its future filings.

A loan is restored to accrual status when all principal and interest payments are brought current and the borrower has demonstrated the ability to make future payments of principal and interest as scheduled, which generally requires that the borrower demonstrate a period of performance of at least six consecutive months.

Comment No. 5:

Please revise future filings to provide additional information regarding your charge-off policies and how you determine that the uncollectibility of a loan balance is confirmed. For example:

a.	Disclose whether you charge-off loans after a certain number of days of delinquency;

b.	Disclose if you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

c.	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

d.	Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-off’s recorded for each period; and

e.	Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends.

Response to Comment No. 5:

In future filings, the Company will include disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K. The Company will include this additional disclosure in the Notes to Consolidated Financial Statements – Note 1 – Loans and Allowance for Loan Losses section of its future filings.

The Company’s practice is to charge-off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan’s classification as a loss by regulatory examiners, or for other reasons. A partial charge-off is recorded on a loan when the uncollectibility of a portion of the loan has been confirmed, such as when a loan is discharged in bankruptcy, the collateral is liquidated, a loan is restructured at a reduced principal balance, or other identifiable events that lead management to determine the full principal balance of the loan will not be repaid. A specific reserve is recognized as a component of the allowance for estimated losses on loans individually evaluated for impairment. Partial charge-offs on nonperforming and impaired loans are included in the Company’s historical loss experience used to estimate the general component of the allowance for loan losses as discussed below. Specific reserves are not considered charge-offs in management’s analysis of the allowance for loan losses because they are estimates and the outcome of the loan relationship is undetermined. At December 31, 2010 and 2009, the Company had no loans outstanding on which a partial charge-off had been recorded.

Installment loans are typically charged off at 90 days past due, or earlier if deemed uncollectible, unless the loans are in the process of collection. Overdrafts are charged off after 45 days past due. Charge-offs are typically recorded on loans secured by real estate when the property is foreclosed upon.

Comment No. 6:

You disclose here and on page 12 that your general allowance for loan losses is based on loss factors (historical loss experience) adjusted for qualitative factors. Please revise future filings to:

a.	Present additional granularity regarding the nature of any adjustments made to loss factors;

b.	Discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

c.	Discuss the amount of the allowance for loan losses that is attributable to these adjustments as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Response to Comment No. 6:

In future filings, the Company will include disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K. The Company will include this additional disclosure in the Lending Activities – Allowance for Loan Losses section of its future filings.

At December 31, 2010 and 2009, for each loan portfolio segment management applied an overall qualitative factor of 1.15 to the Company’s average historical loss factors based on the most recent eight calendar quarters. The overall qualitative factor is derived from management’s analysis of changes and trends in the following qualitative factors:

•

Underwriting Standards – Management reviews the findings of periodic internal audit loan reviews, independent outsourced loan reviews and loan reviews performed by the OTS to evaluate the risk associated with changes in underwriting standards. At December 31, 2010 and 2009, management assessed the risk associated with this component as neutral, requiring no adjustment to the historical loss factors.

•

Economic Conditions – Management analyzes trends in housing and unemployment data in the Harrison, Floyd and Clark counties of Indiana, the Company’s primary market area, to evaluate the risk associated with economic conditions. Due to a decrease in new home construction and an increase in unemployment in the Company’s primary market area, management assigned a risk factor of 1.20 for this component at December 31, 2010 and 2009.

•

Past Due Loans – Management analyzes trends in past due loans for the Company to evaluate the risk associated with delinquent loans. In general, past due loan ratios have remained at elevated levels compared to historical amounts since 2007, and management assigned a risk factor of 1.20 for this component at December 31, 2010 and 2009.

•

Other Internal and External Factors – This component includes management’s consideration of other qualitative factors such as loan portfolio composition. The Company has focused on origination of commercial business and real estate loans in an effort to convert the Company’s balance sheet from that of a traditional thrift institution to a commercial bank. In addition, the Company has increased its investment in mortgage loans in which it does not hold a first lien position. Commercial loans and second mortgage loans generally entail greater risk than residential mortgage loans secured by a first lien. As a result of changes in the loan portfolio composition, management assigned a risk factor of 1.20 for this component at December 31, 2010 and 2009.

Each of the four factors above was assigned an equal weight to arrive at an average for the overall qualitative factor of 1.15 at December 31, 2010 and 2009. The effect of the overall qualitative factor was to increase the estimated allowance for loan losses by $258,000 and $234,000 at December 31, 2010 and 2009, respectively.

Note 12 - Income Taxes, page F-28

Comment No. 7:

Please revise future filings to disclose your deferred tax assets and liabilities separately. Refer to ASC 740-10-50-2 for guidance.

Response to Comment No. 7:

In future filings, the Company will include in the Income Taxes Note to its Consolidated Financial Statements disclosure substantially similar to the following disclosure, which is for the time period covered by the Form 10-K:

Significant components of the deferred tax assets and liabilities as of December 31, 2010 and 2009 were as follows:

(In thousands)	2010	2009

Deferred tax assets (liabilities):
Deferred compensation plans	$141	$152
Allowance for loan losses	1,760	1,857
State net operating loss carryforward	26	151
Other	20	19

Deferred tax assets	1,947	2,179

Depreciation	(589)	(607)
Deferred loan fees and costs	(111)	(140)
Federal Home Loan Bank stock dividends	(114)	(127)
Unrealized gain on securities available for sale	(214)	(286)
Acquisition purchase accounting adjustments	(35)	(58)

Deferred tax liabilities	(1,063)	(1,218)

Net deferred tax asset	$884	$961

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter, please contact me at (812) 734-3464.

Very truly yours,

/s/ M. Chris Frederick
M. Chris Frederick
Chief Financial Officer

cc:	Michael Volley, SEC Staff Accountant
Victor L. Cangelosi, Esq.